Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

SIX MONTHS ENDED JUNE 30, 2011 COMPARED TO SIX MONTHS ENDED JUNE 30, 2010

Revenues

We generate our revenues primarily from sales of hardware platforms and software applications utilizing advanced deep packet inspection, or DPI technology, and to a lesser extent from the sales of related services and maintenance.

Products.   Product revenues increased by $7.6 million, or 41%, to $26.1 million in the six months ended June 30, 2011 from $18.5 million in the six months ended June 30, 2010.  The increase is primarily attributable to increased sales volumes of our high-end products, primarily the Service Gateway platforms, driven by agreements signed with tier 1 operator groups in EMEA and South East Asia, and increased sales of the AC- 3000 series.

Services .  Service revenues increased by $1.9 million, or 26%, to $9.5 million in the six months ended June 30, 2011 from $7.6 million in the six months ended June 30, 2010. The increase in service revenues is primarily attributable to an increase in our installed base.

During the six months ended June 30, 2011, revenues in EMEA increased by $6.2 million, or 40%, compared to the six months ended June 30, 2010. This increase is primarily attributable to increased sales to tier 1 operator groups.  Revenues in the Americas increased by $2.0 million, or 39%, compared to the six months ended June 30, 2010.  Revenues in Asia and Oceania increased by $1.4 million, or 25%, compared to the six months ended June 30, 2010

    Cost of revenues and gross margin

Products.  Cost of product revenues increased by $2.7 million, or 42%, to $9.0 million in the six months ended June 30, 2011 from $6.3 million in the six months ended June 30, 2010. Product gross margin for the six months ended June 30, 2011 was 66%, with no change compare to the six months ended June 30, 2010.

Services.  Service cost of revenues increased by $0.2 million, or 24%, to $1.2 million in the six months ended June 30, 2011 from $0.9 million in the six months ended June 30, 2010.  This increase is primarily attributable to higher support personnel expenses. Services gross margin for the six months ended June 30, 2011 was 88 % with no change compare to the six months ended June 30, 2010.

Total gross margin for the six months ended June 30, 2011 was 71% compared to 72% for the six months ended June 30, 2010. The decrease in gross margin is attributable to slight changes in product mix.

    Operating expenses
Research and development, net.   Research and development expenses consist primarily of the salary and benefits of engineers, outsourced contractors and depreciation.  Gross research and development expenses increased by $1.2 million, or 17%, to $8.0 million in the Six months ended June 30, 2011 from $6.8 million in the Six months ended June 30, 2010. This increase is primarily attributable to increase in salaries and labor costs which principally resulted from new hires, salary raises and the devaluation of the U.S. dollar against the Israeli Shekel.

Grants received from the Office of the Chief Scientist totaled $1.9 million in the six months ended June 30, 2011 compared to $1.5 million in the six months ended June 30, 2010.

For the six months ended June 30, 2011, research and development expenses, net, as a percentage of revenues decreased to 17% in 2011 from 20% in 2010.

Sales and marketing.  Sales and marketing expenses consist primarily of salary and benefits, commissions, travel expenses and expenses related to marketing activities.  Sales and marketing expenses increased by $2.0 million, or 19%, to $12.7 million in the six months ended June 30, 2011 from $10.7 million in the six months ended June 30, 2010.  This increase is primarily attributable to increased labor and travel costs resulting from an increase in head count and increased commissions resulting from higher sales.

For the six month ended June 30, 2011, sales and marketing expenses, as a percentage of revenues decreased to 36% in 2011 from 41% in 2010.

General and administrative. General and administrative expenses consist primarily of salaries, legal, accounting and other administrative costs. General and administrative expenses increased by $0.8 million, or 29%, to $3.4 million in the six months ended June 30, 2011 from $2.6 million in the six months ended June 30, 2010. This increase is primarily attributable to non-recurring expenses related to merger and acquisition activities that were terminated.

For the six months ended June 30, 2010 and 2011, general and administrative expenses as a percentage of revenues were 10%.

Financial and other income (expenses), net. In the six months ended June 30, 2011, we generated financial income of $29 thousand compared to financial expenses of $8.0 million in the six months ended June 30, 2010.  The decrease in financial and other expenses, net is primarily attributable to the release of an unrealized loss which was recorded as a separate component in Equity and resulted from a net impairment related to auction-rate securities recorded in previous periods which were sold during the six months ended June 30, 2010.

Liquidity and Capital Resources

As of June 30, 2011, we had $46.1 million in cash and cash equivalents, and $17.4 million in marketable securities and restricted deposits.

As of June 30, 2011, our working capital, which we calculate by subtracting our current liabilities from our current assets, was $66.4 million.

Operating activities.  Net cash provided by operating activities was $3.9 million for the six months ended June 30, 2011 compared with net cash provided by operating activities of $5.0 million for the six months ended June 30, 2010.  The decrease in cash flows from operating activities resulted mainly from timing differences with grants received from the Office of the Chief Scientist.

Investing activities.Net cash used in investing activities for the six months ended June 30, 2011 was $2.1 million, compared with net cash provided by investing activities of $7.2 million, for the six months ended June 30, 2010. The decrease is primarily attributable to the sale of marketable securities (auction-rate securities) in 2010.

Financing activities.   Net cash provided by financing activities for the six months ended June 30, 2011 was $1.5 million, compared with net cash provided by financing activities of $0.8 million, for the six months ended June 30, 2011. The increase is attributable to an increase in proceeds from the exercise of employee stock options.